SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

Matav Cable Systems Media Ltd
(Translation of registrant's name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No __X__

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Receives Tax Assessments From the Israeli Tax Authorities

NETANYA, Israel - January 22, 2003 - Matav-Cable Systems Media Ltd. (Nasdaq: MATV) today announced that during January 2003, the Company received tax assessments for the years 1997-2000.

According to these tax assessments, Matav's income for tax purposes for the years 1997-1999 were higher by NIS 117 million, and its carryforward losses for the year 2000 were lower by NIS 63 million. The additional taxes that the company is required to pay, according to these tax assessments described above, amount to NIS 42 million (not including interest and inflation adjustments).

The main reasons for the tax assessments received are:

  Disagreements regarding the depreciation rates of the company's network and infrastructure;
  Certain financing expenses that the tax authorities do not consider as tax-deductible;
  Subscribers' deposits for cable converters, which the tax authorities consider revenues for tax purposes.

Matav disagrees with the tax authorities' opinion and will appeal against these tax assessments. Management's opinion, based on the evaluation of its auditors and external advisers, is that the company has well founded arguments against all of the claims included in these tax assessments, which will decrease these tax payments significantly. These arguments include principles that were determined by the Israeli tax authorities in final tax assessments from prior years.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Matav's investments include 7.4 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:
Ori Gur-Arieh, Counsel	Matav Cable Systems	Tel.+972-9-860-2261

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matav- Cable Systems Media Ltd.
(Registrant)

22 January 2003	BY : __/s/ Amit Levin_____ Chief Executive Officer

Print the name and title of the signing officer under his signature